TERYL RESOURCES CORP.

N E W S R E L E A S E

GRANTING OF STOCK OPTIONS

For Immediate Release: November 17, 2003, Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) announces that the Company has granted incentive stock options to George Duggan for up to 300,000 common shares at a price of $0.45, exercisable for a period of five years from the date of granting.

Mr. Duggan has been appointed the Company’s Marketing and Advertising Consultant. Mr. Duggan is currently head of National Media Associates, formed in 1991, which specializes in market-development activities on behalf of Canadian and U.S. public companies. Mr. Duggan holds a Bachelor of Arts degree from University of Texas and an MBA from University of California and has been a senior financial communications advisor for 15 years.

Teryl Resources Corp.’s management wishes to welcome George Duggan and appreciates his expertise in the junior resource sector.

Shareholder approval for the granting and exercise of incentive stock options was obtained at the Company’s annual general meeting held on November 4, 2003.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Property (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:    John Robertson
                    Tel. 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409    Toll Free: 800-665-4616
www.terylresources.com